Exhibit 11.             Statement re: Computation of Per Share Earnings

The following is a summary of the per share loss from since inception on July 24, 2007 to March 31, 2008.

Net loss from operations as at March 31, 2008	$ 43,184

Average number of shares outstanding since inception (i)	3,942,235

Net loss per share for the period from July 24, 2007 (date of inception) to March 31, 2008	$ (0.01)

(i)           The average number of shares has been determined as follows:

Directors’ shares of 3,750,000 common shares are assumed to be outstanding from the July 24, 2007 (date of inception); and

Other shareholders’ shares, being 791,000 common shares, have been outstanding for the period from January 31, 2008, the date the Board of Directors approved the share issuance to these shareholders, to March 31, 2008.

Other outstanding shares:

There are no stock options, warrants or rights outstanding which will affect the weighted average number of shares outstanding.